Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 132-00001

The following is the announcement made by CSR plc (“CSR”) reporting its audited results for the 53 weeks ended January 2, 2009 and unaudited fourth quarter results.

CSR PLC REPORTS AUDITED RESULTS FOR THE 53 WEEKS ENDED 2 JAN 2009 AND UNAUDITED FOURTH QUARTER RESULTS

Fourth quarter results in line with guidance. Cost reduction programme implemented.

Significant progress with next generation products.

Good operational cash generation. Increased net cash.

FOURTH QUARTER FINANCIAL HIGHLIGHTS

•	Fourth quarter revenues $140.1m. Gross margin 43.5%. Both in line with guidance.
•	Fourth quarter underlying diluted earnings per share $0.05.
•	Continued good operational cash generation - net inflows of $34m.
•	Inventory down $14.5m in the fourth quarter to $66.2m - reflecting sharp focus on working capital.
•	Cost saving program fully implemented. Fourth quarter exceptional charge of $14.4m. Benefit now expected to be $25m for 2009.
•	Diluted loss per share of $0.05 (Fourth quarter 2007: earnings of $0.26).
•	Reduction in market demand expected well into 2009. First quarter revenue expected to be between $65m and $85m.

2008 FINANCIAL HIGHLIGHTS

•	Revenue $695m. (2007: $849m).
•	Underlying operating profit $65m. (2007: $172m).
•	Strong balance sheet. Cash, cash equivalents and treasury deposits increased to $262m. (2007: $245m).
•	Operating loss $8.5 million (2007: profit of $150.1 million).
•	Diluted loss per share of $0.05 (2007: earnings of $0.83).

COMBINATION WITH SIRF

CSR today announces that it has entered into a conditional merger agreement with SiRF, (NASDAQ: SIRF) a global leader in GPS location platforms under which SiRF will merge with CSR. Full details are contained in a separate announcement which CSR has issued. According to the terms of the agreement, ordinary shareholders in SiRF will receive 0.741 of an ordinary share in CSR for each SiRF share, which, as at close on 9 February 2009 values SiRF at approximately £91 million ($136 million).  The Board of CSR believes the companies' combined balance sheet strength, customer relationships and technology leadership present an exciting opportunity for shareholders, employees and customers. See our website (www.csr.com) for further details.

NEXT GENERATION PRODUCTS

•	Significant progress with next generation products:

o

BlueCore7000 range ready for mass production - combines Bluetooth with FM Transmit, FM Receive, Bluetooth low energy and GPS RF. We anticipate shipping BC7000 to our lead customer in the third quarter 2009. BC7000 products are sampling with other Tier 1 customers and are expected to lead to further production requirements later in the second half of 2009.

o

MusiCore being evaluated for design-in at multiple tier one handset manufacturers - innovative and unique Audio DSP and Codec chip is combined with Bluetooth and enables up to 100 hours of playback on a handset in addition to enhanced audio quality. We believe this could lead to end products in the market late in the second half of 2009.

o

UniFi6000, our third generation embedded Wi-Fi product family is sampling with Tier 1 customers. The UniFi6000 range is the world’s smallest embedded Wi-Fi chip with a die size of less than 16mm2 of silicon, whilst providing customers with low power consumption and excellent co-existence. It supports IEEE 802.11a/b/g and n.

o	CSR9000, our soon to be launched world leading combination Bluetooth/FM/Wi-Fi/GPS device with excellent co-existence all within 27mm2 of silicon area.
o

CSR Synergy, launched our major new approach to wireless system software – CSR Synergy builds on the success of CSR’s BlueCore Host Software which is a widely used embedded Bluetooth software stack, present in many handsets incorporating Bluetooth and which provides our customers with the means to seamlessly integrate Bluetooth into their devices. CSR Synergy enhances this capability for the Connectivity Centre, allowing customers to adopt our growing complement of wireless connectivity technologies.

•	We believe CSR’s market share in handsets and headsets has been maintained during the quarter with a number of high profile design wins in both segments.

OUTLOOK

Global economic pressures have continued to worsen, affecting all in our sector and resulting in lower consumer confidence and spending. We see no short-term alleviation of these pressures and expect demand to remain weak during 2009. The immediate impacts of the downturn are amplified in the semi-conductor industry by wide-scale de-stocking through the supply chain and this became evident in the fourth quarter of 2008. Taking these factors into account, we expect first quarter revenue to be between $65m and $85m.

From the current quarter on, we will reap the full benefit of the higher than expected cost savings of $25m which we have implemented and from continued tight cost and working capital management. Our Connectivity Centre strategy has been widely accepted across our customer base. Our product pipeline provides a practical road map for our customers to meet the demands of the future with leading edge functionality, greater cost-effectiveness, lower electronic bill of materials and longer battery life. Our new products are well received by our customers and we believe this will lead to a noticeable uplift to CSR’s market share from the second half onwards.

Commenting, Joep van Beurden, Chief Executive Officer, said:

“As we expected, fourth quarter demand was materially lower as a result of the global economic downturn exacerbated by customers’ de-stocking programs. Our execution and tight cost control, however, mean we have delivered results in line with guidance, with good operating cash flow and increased net cash. We have also made further significant progress with our next generation products. We have implemented the cost reduction program announced at the end of the third quarter. Each of these demonstrates in their different ways, the improved quality of our execution. For the full year we have delivered profit, after taking account of non-cash items and exceptional costs, and have consequently increased our net cash position against a difficult economic climate.

“2009 will be tough for all businesses. We are budgeting on the basis of a continued slowdown in economic activity as well as a continuation in the entire supply chain de-stocking. Our priorities are to continue to strengthen our leading market position, maintain our strong balance sheet and manage our costs and working capital in line with the realities of the marketplace.

“Commercially, we enter 2009 with a product development pipeline in excellent shape, as demonstrated by the recent launch of three new products BlueCore7000, UniFi6000 and CSR Synergy as well as the soon to be launched CSR9000, our leading edge Bluetooth/GPS/Wi-Fi/FM combination chip. We expect all these products will have a positive impact on our revenues starting later this year and building through the next. Each of these is superior in performance and cost-effectiveness to competitors’ offers.

“Financially, we have ensured we are strong. Operationally, our execution has noticeably sharpened and we have the ability, should it become necessary, to respond to further deterioration in markets.”

Fourth Quarter 2008 Results Table

	Q4 2008	Q3 2008	Change Q3 2008 to Q4 2008	Q4 2007	Change Q4 2007 to Q4 2008
Revenue	$140.1m	$205.5m	($65.4m)	$232.5m	($92.4m)
Gross Margin	43.5%	44.5%	(1.0%)	47.4%	(3.9%)
Underlying* R&D expenditure	$36.6m	$37.9m	($1.3m)	$37.9m	($1.3m)
Underlying* SG&A expenditure	$22.7m	$21.5m	$1.2m	$23.0m	($0.3m)
Underlying* operating profit	$1.7m	$32.1m	($30.4m)	$49.4m	($47.7m)
Underlying* operating margin	1.2%	15.6%	(14.4%)	21.3%	(20.1%)
Underlying* diluted earnings per share	$0.05	$0.19	($0.14)	$0.27	($0.22)
Operating result	($15.0m)	$30.9m	($45.9m)	$47.4m	($62.4m)
Diluted (loss) earnings per share	($0.05)	$0.18	($0.23)	$0.26	($0.31)
Net cash from operating activities	$34.0m	$17.4m	$16.6m	$45.3m	($11.3m)
Cash, cash equivalents & treasury deposits	$261.9m	$226.4m	$35.5m	$245.4m	$16.5m

*Underlying results exclude charges in R&D for the amortisation of acquired intangible assets (Q4 2008: $1.2 million; Q3 2008: $1.2 million; Q4 2007: $1.7 million) and charges in SG&A for restructuring (Q4 2008: $14.4 million) and the adjustment to goodwill as a result of the recognition of pre acquisition tax losses (Q4 2008: $1.0 million; Q4 2007: $0.3m).

Full Year 2008 Results Table

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	Change
	(Audited)	(Audited)
Revenue	$694.9m	$848.6m	($153.7m)
Gross Margin	44.6%	46.7%	(2.1%)
Underlying* R&D expenditure	$152.7m	$140.9m	$11.8m
Underlying* SG&A expenditure	$91.8m	$83.4m	$8.4m
Underlying* operating profit	$65.2m	$172.0m	($106.8m)
Underlying* operating margin	9.4%	20.3%	(10.9%)
Underlying* diluted earnings per share	$0.43	$0.94	($0.51)
Operating result	($8.5m)	$150.1m	($158.6m)
Diluted (loss) earnings per share	($0.05)	$0.83	($0.88)
Net cash from operating activities	$66.3m	$222.2m	($155.9m)
Cash, cash equivalents & treasury deposits	$261.9m	$245.4m	$16.5m

?

•

Underlying results exclude charges in R&D for the amortisation of acquired intangible assets (53 weeks ended 2 January 2009: $5.4 million; 52 weeks ended 28 December 2007: $6.6 million) and charges in SG&A for restructuring (53 weeks ended 2 January 2009: $14.4 million), the adjustment to goodwill as a result of the recognition of pre acquisition tax losses (53 weeks ended 2 January 2009: $1.0 million; 52 weeks ended 28 December 2007: $0.3m), non cash impairment charges (53 weeks ended 2 January 2009: $52.9 million) and in 2007, the patent dispute settlement (52 weeks ended 28 December 2007: $15.0 million).

Enquiries:

Investors

CSR plc
Will Gardiner, Chief Financial Officer
Scott Richardson Brown, Director of Corporate Finance & IR	Tel: +44 (0) 1223 692 000

US Investors

Mozes Communications LLC
Kristine Mozes	Tel: +1 781 652 8875

Media

Brunswick

Tom Buchanan
Chris Blundell	Tel: +44 (0) 20 7404 5959

UK Webcast:

A presentation for analysts and investors will be held at 09.00am UK time at UBS, 100 Liverpool Street, London EC2M 2RH. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 09.00am UK time today and will be available to view on demand from approximately 3.00pm. To listen to the presentation dial: +44 (0)20 8609 0582. To access the presentation replay dial +44 (0)20 8609 0289 Passcode: 251877#. The replay facility will be available for one week after the presentation.

US Webcast:

A conference call for US analysts and investors will be held at 9.00am EST today. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 09.00am EST time today and will be available to view on demand from approximately 3.00pm.To access this call dial (USA Free Call) 1 866 928 6049. To access the conference call replay dial 1 866 676 5865 Passcode: 251878#. The replay facility will be available for one week after the presentation.

A recording of the analyst and investor call will also be available on the investor relations pages of the CSR website (www.csr.com) for six months.

OPERATING REVIEW

Handsets

Demand during the traditionally quiet fourth quarter continued to decline, due to both a typical seasonal slowdown and economic factors. However, our design win momentum remained encouraging as we won a number of new design-ins from Tier 1 manufacturers, including 3G sockets in Korea. Our products also featured in both the widely acclaimed Blackberry Storm and Blackberry Bold which began shipping in the fourth quarter.

Continued progress in product execution across the BlueCore7000 range bodes well for this division in the medium term. We are engaged on a number of platforms for our lead customer that will require this product to be in mass production during the third quarter. We are also sampling chips from the BlueCore7000 range to a number of other Tier 1 manufacturers and expect to win sockets in the near future due for production in the second half of 2009.

On the Wi-Fi front, we continue to win sockets with UniFi1050. The latest win in Taiwan led to our UniFi1050 chip being used in the first handset based on the Qualcomm 3G platform to include Wi-Fi. We also made good progress on our latest generation Wi-Fi chip, the UniFi6000 range which successfully taped out in September 2008. The UniFi6000 family of products is the world’s smallest and lowest cost embedded Wi-Fi chip. Just 16mm2 of silicon incorporating excellent co-existence with Bluetooth, low power consumption whilst supporting the IEEE standards 802.11a/b/g and n.

By combining UF6000 with the Company’s recently launched low cost GPS and Bluetooth chip, BC7830, in a single device, to be called CSR9000, we will be able to provide customers Wi-Fi, Bluetooth, GPS and FM transmit and receive all in an offering that takes up only 27mm2 of silicon area. The single die alternatives offered by our competitors are nearly 40% larger and CSR9000 will be cheaper for our customers, as well as offering CSR’s usual high level of co-existence.

We also recently launched CSR Synergy, our major new approach to wireless system software. This builds on the success of CSR’s BlueCore Host Software which is a widely used embedded Bluetooth software stack, present in many handsets incorporating Bluetooth and which provides our customers with the means to seamlessly integrate Bluetooth into their devices. CSR Synergy enhances this capability for the Connectivity Centre, allowing customers to adopt our growing complement of wireless connectivity technologies.

Headsets

The headset market was particularly weak during the quarter, reflecting the economic and de-stocking impacts already commented upon, as well as the usual seasonality given the current recession and consumer demand falling significantly. Our market share continues to be around 80%, despite strong competition especially at the low end. CSR is the only company offering a comprehensive range of headset products across all segments of the market, and we continue to invest in our already technologically superior and innovative products. Whilst we cannot influence end user demand, we focus on delivering the best quality and most cost effective range of Bluetooth headset chips to our customers across all price brackets. This focus, we believe, will help us maintain a similar level of market share through the coming year and beyond.

During the quarter we won some high profile design wins with leading headset manufacturers from the US and Denmark. We are equally pleased that our focus to counter our competitors in the low and ultra low-end markets, with products such as BlueVox2 and BlueVox DSP, is proving successful. Our ‘high energy’ approach, the strength of our technology and commitment to the headset market is helping us maintain our leading market position.

We have a long-standing, substantial and dedicated research and development investment in this segment of the Bluetooth market. In an industry where technological advantage is critical to market success, we believe this places us in the best position to provide the innovative solutions that customers expect, even when the market is experiencing volume contraction.

Non-cellular applications

Like our other divisions, our Non-Cellular business also experienced a significant slowdown, reflecting reduced end consumer demand and manufacturers’ de-stocking their inventory channels. In our automotive product group, manufacturers are being negatively affected as consumers are deferring purchasing large expenditure items given the general economic uncertainty.

Partially offsetting the decline in unit sales, attach rates in the automotive sector have continued to increase. In fact, we expect the current global downturn to result in even greater growth in the attach rate than might be seen in more mature markets. For example, in-car Bluetooth options are inexpensive to install but represent a valued extra for manufacturers to fit free to offer customers as an incentive to improve sales. We believe Bluetooth will ultimately benefit from this approach even though we expect volume declines in the near term given the substantial expected decline in automotive production numbers.

In the gaming market, we have won a new socket in the latest generation of a gaming handset from a world leading manufacturer. This product is expected to be launched shortly.

Despite the prevailing economic environment, the user case for Bluetooth wireless connectivity continues to grow. Bluetooth adoption continues to penetrate new products and find greater utilisation and adoption. As an example, we are now shipping our Bluetooth product into televisions for leading Korean manufacturers as well as in their remote controls and into the new innovative Sony Rollo.

Partnerships

We continue to focus actively on Partnership opportunities that will unlock value through collaboration. We recently formally launched and demonstrated our PureSpeech™ technology product in partnership with SRS Labs Inc as well as our partnership with Unify4Life Corporation where we have launched and demonstrated a product to turn Blackberry smartphones into universal remote controls.

Financial Review

Fourth Quarter ended 2 January 2009

Income Statement

Revenue

Revenue for Q4 2008 amounted to $140.1 million, a decrease of $65.4 million from Q3 2008 revenue of $205.5 million (Q4 2007: $232.5 million).

Revenue from CSR’s top five customers in the quarter represented 49% of total revenue (Q3 2008: 51%, Q4 2007: 51%). Our largest customer represented 16% of total revenue (Q3 2008: 17%, Q4 2007: 26%).

Gross Profit

Gross profit for Q4 2008 was $60.9 million compared with $91.5 million in Q3 2008 (Q4 2007: $110.3 million). Gross margin was 43.5% of revenue, down from 44.5% in Q3 2008 (Q4 2007: 47.4%) as overheads represented a larger proportion of revenue in the quarter.

Operating Expenses

Underlying operating expenses were $59.3 million in Q4 2008 compared with $59.4 million in Q3 2008 (Q4 2007: $60.9 million). Unadjusted operating expenses were $75.9 million compared with $60.6 million in Q3 2008 (Q4 2007: $62.8 million) which included non-cash amortisation of acquired intangibles of $1.2 million in Q4 2008 (Q3 2008: $1.2 million, Q4 2007: $1.7 million), a non-cash adjustment to goodwill as a result of the recognition of tax losses of $1.0 million (Q4 2007: $0.3 million) and a restructuring charge of $14.4 million.

The restructuring charge of $14.4 million included $5.6 million of severance, $3.3 million of currency hedging charges (due to the reduction in sterling requirements in 2009) and $3.9 million of onerous lease charges for buildings being vacated as part of the restructuring.

Underlying research and development (R&D) expenditure was $36.6 million in Q4 2008, compared with $37.9 million in Q3 2008, a decrease of 3% (Q4 2007: $37.9 million). Underlying selling, general and administrative (SG&A) expenses were $22.7 million for Q4 2008, compared with $21.5 million in Q3 2008 (Q4 2007: $23.0 million).

Share-based payment charges, recorded under IFRS 2, were $2.8 million for Q4 2008, including $0.2 million included within the restructuring charge, representing an increase of $0.6 million when compared with Q3 2008 charges of $2.2 million (Q4 2007: $2.8 million).

Operating Result

Underlying operating profit for Q4 2008 was $1.7 million, compared with $32.1 million in Q3 2008 (Q4 2007: $49.4 million). Operating loss (including the non-underlying operating expense items noted above) was $15.0 million for Q4 2008, compared with a profit of $30.9 million in Q3 2008 (Q4 2007: profit of $47.4 million).

Underlying operating margin was 1.2%, compared with 15.6% in Q3 2008 (Q4 2007: 21.3%). Operating margin was a loss of 10.7% in Q4 2008, compared with 15.0% in Q3 2008 (Q4 2007: 20.4%).

Earnings

For Q4 2008, loss before taxation was $15.8 million, compared with a profit of $30.8 million for Q3 2008 (Q4 2007: profit of $49.3 million).

Finance costs were $2.2 million in Q4 2008, compared with $1.3 million in Q3 2008 (Q4 2007: $0.5 million). The increase is due to exchange losses incurred on non-US dollar cash balances mainly due to the continued reduction in the Sterling to US Dollar exchange rate.

Included within finance costs in Q4 2008 was $0.3 million related to the unwinding of the discount applied to the contingent consideration for the acquisition of NordNav Technologies AB (Q3 2008: $0.3 million; Q4 2007 $0.4 million).

To manage its exposure to foreign exchange movements, CSR enters into US dollar forward contracts. CSR’s average US dollar contract rate for 2009 is set at $1.93 (2008: $1.98).  CSR covers a substantial proportion of its UK sterling denominated operating expenses with US dollar forward contracts

Underlying diluted earnings per share for Q4 2008 were $0.05 per share, compared with $0.19 per share for Q3 2008 (Q4 2007: $0.27).

Diluted loss per share (including the impact of the non-underlying operating expense items noted above) for Q4 2008 were $0.05, compared with earnings of $0.18 in Q3 2008 (Q4 2007: earnings of $0.26).

53 weeks ended 2 January 2009

2008 has been a year of significant change for the Company. During the first quarter, the Company completed a detailed operational assessment of its business strategy, which has been successfully implemented and is already yielding benefits in operational efficiency and focus on product execution. The later part of the year, saw the impact of the global banking and financial crises which has resulted in a reduction in financial liquidity and a sharp slowing in demand from business and end-consumers alike.

The Company’s primary market is the supply of Bluetooth products which represented over 95% of CSR’s revenues in 2008. The overall growth in demand for Bluetooth products, albeit slower than in prior years, continued in both Cellular and Non-Cellular applications. Approximately 98% of the Company’s products are supplied to customers which produce products serving the retail consumer markets.

Market Overview

CSR remains a world leader in the Bluetooth market, a position it has held since 2004. The operational assessment conducted during the first quarter of 2008 validated CSR's fundamental strength in wireless technologies whilst also confirming that the wireless connectivity market represented a significant long term growth opportunity. Even allowing for the current economic uncertainties, the Company estimates that the market for short range wireless connectivity solutions may grow from around $3.5 billion in 2007 to between $5 billion and $7 billion in 2012.

At the heart of this growth, are several connectivity technologies that the Company believes will progressively converge onto a single piece of silicon in mobile phones and other portable consumer electronics products, forming what we call a Connectivity Centre. This trend is already being reflected by requests from our customers for product designs that combine multiple short range wireless communication technologies. All the technologies which we believe will be potential elements of the Connectivity Centre are either in production by us or are in our current R&D pipeline. Bluetooth is at the core of the Connectivity Centre due to its high adoption rate and Connectivity Centre chips will normally include a combination of Bluetooth with other technologies and functionality.

The markets in which we operate are highly competitive and are characterised by rapid technological change, evolving industry standards and declining prices and costs. Our primary competition includes Broadcom, Texas Instruments and ST Microelectronics.

We believe that the rate of adoption into mobile devices (the “attach rate”) for Bluetooth in handsets was between 50% and 60% in 2008, which represents an increase of approximately 5% compared to 2007. Based on market reports and discussions with customers, management expects a further overall increase in the Bluetooth attach rate for our target markets during 2009 as more devices are launched that provide wireless connectivity. Offsetting the increase in the adoption of Bluetooth and other wireless technologies, however, is the impact of the global economic downturn, which has particularly affected the consumer oriented markets into which our customers sell. We therefore expect the market for short range wireless connectivity solutions in 2009 to contract compared with 2008.

This is expected to impact the handset and headset markets which are both forecast to experience contraction with a decline in sales forecast for both markets. However, the Company believes that its products provide strong technical and performance differentiation from alternative solutions which will enable it to compete effectively in securing and maintaining market share.

In the Non-Cellular segment, the Company expects the attach rate for Bluetooth will continue to grow in 2009 in certain applications. In the automotive market, despite the widely reported decline in global car sales, it is expected that the attach rate for Bluetooth will increase due to the relatively low cost for the inclusion of this feature into new build cars.

Revenue

Revenue for 2008 amounted to $694.9 million, representing an 18% decrease from revenue in 2007 of $848.6 million. This reflected principally a reduction in the volume weighted average selling price of 13.8%, coupled with lower shipment volume due to the sharp decline in demand from customers at the end of 2008, the previously reported loss during 2006 of a BlueCore5 FM device program at our largest customer and competitive pressure in the low cost headset and other markets. The loss of this BlueCore5 FM program has resulted in the revenue we derive from that customer as a proportion of our total revenues declining from 29% in 2006 to 26% in 2007 and to 19% in 2008. We have however, maintained our strong relationship with this customer and based on the development of our next generation Bluetooth device BlueCore7000, we anticipate regaining market share with them during 2009.

Cellular segment revenue, which represented 80% of our total revenue in 2008 decreased 16% compared to 2007 due to the factors described above and competitive pressures in the headset market.

Non-Cellular segment revenue, which represented 20% of our total revenue in 2008 decreased by 24% compared to 2007. This was in large part due to a decline in revenue from personal computer customers, where we lost market share.

The deterioration in general economic conditions had as significant impact on our revenues towards the end of 2008, as we started to see the efforts of a fall in consumer demand. We expect this lack of consumer confidence to continue through 2009 and it is not possible to forecast when the economy will improve.

Gross Profit

Gross profit for 2008 amounted to $309.8 million, a decrease of 22% (2007: $396.3 million). Gross margin for 2008 fell to 44.6% from 46.7% in 2007. This decline resulted in part from increased competition and pressure on margins and also from a change in the mix of end market demand towards handset related sales, which generally have lower margins and feature the basic Bluetooth devices and away from shipments to the higher margin headset and PC sectors.

The effects of this shift were partially offset by reductions in production costs exceeding selling price reductions, which had a beneficial effect on gross margins. The overall lower level of revenue also impacted gross margins since those elements of largely fixed overheads recorded in cost of sales do not reduce.

We expect continuing competitive pressure on our product average selling prices, particularly given the current economic climate.

Operating expenses

Underlying operating expenses (excluding amortisation of acquired intangible assets of $5.4 million in 2008 (2007: $6.6 million), the adjustment to goodwill as a result of the recognition of tax losses of $1.0 million (2007: $0.3 million), restructuring charges of $14.4 million, the Q1 2008 non-cash asset impairment of $52.9 million and, in 2007, the patent dispute settlement of $15.0 million) were $244.6 million in 2008, an increase of 9% (2007: $224.3 million). Unadjusted operating expenses in 2008 were $318.3 million, an increase of 29% (2007: $246.2 million).

R&D is the heart of our strength in the products and solutions we are able to offer to our customers and which underpins and sustains our success. In 2008 research and development costs were $158.2 million, a 7% increase from the $147.5 million of research and development expenditure in 2007. Underlying R&D expenses (excluding the amortisation of acquired intangible assets) were $152.7 million in 2008, an 8% increase from our $140.9 million of research and development expenditure in 2007, representing 22% of revenue. The increase reflected an increase in R&D personnel in the first three quarters of 2008 (4% average increase), and a 6% increase in the exchange rate at which we converted our GBP costs into dollars (2008: $1.98=£1.00, 2007: $1.86=£1.00).

As a result of the operational strategy assessment undertaken in May 2008, the Company decided to cease ongoing investment in the UbiNetics protocol stack. This had been acquired with the software business of UbiNetics in August 2005. The main reason for the acquisition had been to expand our footprint in the handset for which a protocol stack was necessary. As a result of the subsequent evolution of market however, we took the view, shared by most of the industry, that the integration of Bluetooth and other technologies into the baseband is unlikely to happen. We therefore focused our resources on our capabilities in the Connectivity Centre. This resulted in a non-cash impairment charge of $52.9 million, which included the write down of the goodwill relating to the UbiNetics acquisition ($36.9 million) and certain assets which will not be used on future development activities ($16.0 million).

In response to the current economic recession, a cost reduction programme was implemented in the fourth quarter of 2008, with the aim of reducing ongoing annualised operating expenses by $20 million in 2009. This has been successfully completed, and is expected to deliver savings commencing in the first quarter of 2009. This resulted in an exceptional charge of $14.4 million.

Underlying selling, general and administrative costs (SG&A) (excluding the deferred tax adjustment to goodwill and, in 2008, asset impairment charges and charges for restructuring and in 2007, a patent dispute settlement – as described above) were $91.8 million representing a 10% increase over 2007 SG&A costs of $83.4 million. The increase resulted from a combination of increased headcount in the first three quarters of 2008 (before the restructuring exercise) (3% average increase), and a 6% increase in the exchange rates we used to record our sterling-denominated costs. There was a further increase in exchange losses of $0.9 million, due to translation differences on un-hedged, non-US Dollar denominated assets and liabilities, following the volatility on international foreign currency markets. SG&A costs also reflect expenditures of approximately $2 million on independent consultants retained in connection with our extensive operational assessment described above.

Operating Result

Underlying operating profit for 2008 was $65.2 million compared to $172.0 million in 2007. Operating loss for 2008 was $8.5 million compared to a profit of $150.1 million in 2007. Underlying operating margin for 2008 was 9.4% compared to 20.3% in 2007. Operating margin (including the non-underlying operating expense items noted above) in 2008 was a loss of 1.2% compared to a profit of 17.7% in 2007.

Earnings

Net loss was $6.9 million in 2008, compared to net income of $112.8 million in 2007. The reduction was mainly due to the lower level of revenue and gross profit described above, along with the impairment charge of $52.9 million and the restructuring charge of $14.4 million; this was offset by the reduction in patent dispute settlement costs of $15.0 million. There was a smaller impact from increases in underlying operating expenses. Reflecting this, the tax charge was $0.5 million in 2008 compared with $42.8 million in 2007 on net income of $112.8 million at a marginal rate on corporate earnings of 27.5%.

Underlying diluted earnings per share for 2008 was $0.43 per share, a decrease of 54%, compared to $0.94 per share for 2007. Earnings per diluted share was a loss of $0.05 for 53 weeks ended 2 January 2009, compared to earnings per share of $0.83 for 2007. Basic earnings per share was also a loss of $0.05 compared to earnings per share of $0.86 for 2007. Earnings per share measures were not significantly impacted by changes in the number of basic or dilutive shares.

Balance Sheet and Cash Flow

Cash, cash equivalents and treasury deposits increased to $261.9 million at 2 January 2009, from $245.4 million at 28 December 2007, an increase of $16.5 million.

During the 53 weeks ended 2 January 2009 there was a cash outflow of $9.8 million (2007: inflow $76.4 million). Operating cash flow before movements in working capital contributed $88.1 million (2007: $192.5 million), with movements in working capital resulting in a cash inflow of $8.2 million (2007: inflow $59.9 million).

Cash outflows during 2008 included $9.6 million deferred consideration on the NordNav acquisition; the repayment of the loan notes related to the CPS acquisition ($2.1 million) and $20.2 million for the purchase of shares in CSR plc by the CSR Employee Benefit Trust (2007: $20.0 million).

Inventory at 2 January 2009 stood at $66.2 million, a 14% decline from the level ($77.3 million) at 28 December 2007, which represents 76 inventory days (2007: 58 days). We aim to keep sufficient inventory to meet the often short customer order lead times in this industry.

Trade receivables decreased to $65.2 million as at 2 January 2009, down from $81.6 million at 28 December 2007. Days’ sales outstanding increased to 58 days (2007: 37 days). The increase in days’ sales outstanding reflects delayed payment of invoices by one distributor which have been collected since the year end.

People

Overall headcount decreased by 97 (Q3 2008: decreased by 5) to 975 at the end of Q4 2008, including staff currently serving notice as part of the restructuring programme.

Condensed consolidated income statement
	Note	Q4 2008	Q3 2008	Q4 2007	2008	2007
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
		$’000	$’000	$’000	$’000	$’000
Revenue		140,073	205,523	232,518	694,865	848,622
Cost of sales		(79,126)	(114,006)	(122,241)	(385,037)	(452,348)
		__________	__________	__________	__________	__________
Gross profit		60,947	91,517	110,277	309,828	396,274

Underlying research and development		(36,622)	(37,921)	(37,888)	(152,749)	(140,932)
Amortisation of acquired intangible assets		(1,199)	(1,199)	(1,691)	(5,418)	(6,609)
Research and development		(37,821)	(39,120)	(39,579)	(158,167)	(147,541)

Underlying selling, general and administrative		(22,656)	(21,496)	(22,973)	(91,835)	(83,356)
Patent dispute settlement		-	-	-	-	(15,000)
Impairment of assets		-	-	-	(52,918)	-
Deferred tax adjustment to goodwill		(978)	-	(279)	(978)	(279)
Restructuring		(14,445)	-	-	(14,445)	-
Selling, general and administrative		(38,079)	(21,496)	(23,252)	(160,176)	(98,635)

Underlying operating profit		1,669	32,100	49,416	65,244	171,986
Patent dispute settlement		-	-	-	-	(15,000)
Impairment of assets		-	-	-	(52,918)	-
Deferred tax adjustment to goodwill		(978)	-	(279)	(978)	(279)
Restructuring		(14,445)	-	-	(14,445)	-
Amortisation of acquired intangible assets		(1,199)	(1,199)	(1,691)	(5,418)	(6,609)

Operating(loss) profit		(14,953)	30,901	47,446	(8,515)	150,098
Investment income		1,309	1,263	2,355	6,139	7,938
Finance costs		(2,169)	(1,325)	(495)	(4,075)	(2,437)
		__________	__________	__________	__________	__________
(Loss) profit before tax		(15,813)	30,839	49,306	(6,451)	155,599
Tax		9,779	(7,160)	(13,563)	(488)	(42,795)
		__________	__________	__________	__________	__________
(Loss) profit for the period		(6,034)	23,679	35,743	(6,939)	112,804
		__________	__________	__________	__________	__________
(Loss) earnings per share		$	$	$	$	$
Basic	3	(0.05)	0.18	0.27	(0.05)	0.86
Underlying diluted	3	0.05	0.19	0.27	0.43	0.94
Diluted	3	(0.05)	0.18	0.26	(0.05)	0.83
		__________	__________	__________	__________	__________

Condensed consolidated balance sheet

	2 January 2009	26 September 2008	28 December 2007
	(audited)	(unaudited)	(audited)
	$’000	$’000	$’000
Non-current assets
Goodwill	106,322	107,300	144,207
Other intangible assets	20,797	25,959	45,144
Property, plant and equipment	48,173	52,894	52,924
Deferred tax asset	6,481	2,938	7,021
	__________	__________	__________
	181,773	189,091	249,296
	__________	__________	__________
Current assets
Inventory	66,201	80,727	77,256
Derivative financial instruments	-	107	696
Trade and other receivables	81,809	126,568	97,206
Treasury deposits	81,000	101,000	52,065
Cash and cash equivalents	180,898	125,403	193,311
	__________	__________	__________
	409,908	433,805	420,534
	__________	__________	__________
Total assets	591,681	622,896	669,830
	__________	__________	__________

Current liabilities
Trade and other payables	62,170	91,124	93,376
Tax liabilities	1,648	16,108	26,851
Obligations under finance leases	1,057	2,679	3,108
Derivative financial instruments	32,062	10,152	1,080
Short-term provisions	4,408	2,583	2,414
Contingent consideration	753	17,240	25,988
	__________	__________	__________
	102,098	139,886	152,817
	__________	__________	__________
Net current assets	307,810	293,919	267,717
	__________	__________	__________

Non-current liabilities
Deferred tax liability	4,002	1,752	8,208
Contingent consideration	16,747	-	-
Long-term provisions	1,795	-	-
Obligations under finance leases	293	-	142
	__________	__________	__________
	22,837	1,752	8,350
	__________	__________	__________
Total liabilities	124,935	141,638	161,167
	__________	__________	__________
Net assets	466,746	481,258	508,663
	__________	__________	__________
Equity
Share capital	238	237	236
Share premium account	91,448	91,408	89,926
Capital redemption reserve	950	950	950
Employee Benefit Trust Reserve	(40,224)	(40,224)	(20,025)
Merger reserve	61,574	61,574	61,574
Hedging reserve	(25,260)	(9,364)	(899)
Share based payment reserve	27,864	25,062	20,278
Tax reserve	35,770	31,195	35,298
Retained earnings	314,386	320,420	321,325
	__________	__________	__________
Total equity	466,746	481,258	508,663

__________	__________	__________

Condensed consolidated statement of recognised income and expense

	Q4 2008	Q3 2008	Q4 2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000
Loss on cash flow hedges	(21,910)	(11,508)	(4,997)	(31,677)	(4,906)
Adjustments to deferred tax from reduced UK tax rates	-	-	(11)	-	(11)
Net tax on cash flow hedges in equity	6,221	3,222	1,407	8,930	1,382
	__________	__________	__________	__________	__________
Net expense recognised directly in equity	(15,689)	(8,286)	(3,601)	(22,747)	(3,535)
Transfers
Transferred to income statement in respect of cash flow hedges	6,013	1,150	447	7,316	836
Tax on items transferred from equity	(1,684)	(322)	(108)	(2,052)	(225)
(Loss) profit for the period	(6,034)	23,679	35,743	(6,939)	112,804
	__________	__________	__________	__________	__________
Total recognised income and expense for the period	(17,394)	16,221	32,481	(24,422)	109,880
	__________	__________	__________	__________	__________

Condensed consolidated cash flow statement

		Q4 2008	Q3 2008	Q4 2007	2008	2007
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000
Net cash from operating activities	5	33,991	17,445	45,331	66,301	222,178
		__________	__________	__________	__________	__________
Investing activities
Interest received		1,295	1,049	2,708	6,187	7,752
Sale (purchase) of treasury deposits		20,000	(11,000)	45,000	(28,935)	(22,065)
Purchases of property, plant and equipment		(711)	(2,360)	(6,318)	(20,232)	(24,382)
Purchases of intangible assets		1,481	(1,241)	(2,996)	(2,448)	(5,098)
Acquisition of subsidiaries		-	-	-	(11,689)	(81,946)
		__________	__________	__________	__________	__________
Net cash from (used in) investing activities		22,065	(13,552)	38,394	(57,117)	(125,739)
		__________	__________	__________	__________	__________
Financing activities
Repayments of obligations under finance leases		1,254	-	(1,631)	(279)	(5,924)
Purchase of own shares		-	-	-	(20,199)	(20,025)
Proceeds on issue of shares		48	123	1,322	1,524	5,824
		__________	__________	__________	__________	__________
Net cash from (used in) financing activities		1,302	123	(309)	(18,954)	(20,125)
		__________	__________	__________	__________	__________

Net increase (decrease) in cash and cash equivalents		57,358	4,016	83,416	(9,770)	76,314

Cash and cash equivalents at beginning of period		125,403	122,316	109,917	193,311	117,494

Effect of foreign exchange rate changes		(1,863)	(929)	(22)	(2,643)	(497)

		__________	__________	__________	__________	__________
Cash and cash equivalents at end of period		180,898	125,403	193,311	180,898	193,311
		__________	__________	__________	__________	__________

Notes

1.	Basis of preparation and accounting policies

The financial information for the 53 weeks from 29 December 2007 to 2 January 2009 and the 52 weeks ended 28 December 2007, presented in this preliminary announcement does not constitute statutory accounts for the periods then ended but are derived from those accounts. Statutory accounts for the 52 weeks ended 28 December 2007 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. Those for the 53 weeks ended 2 January 2009 will be delivered following the Company’s annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

This preliminary announcement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 28 December 2007.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs), this announcement does not contain itself sufficient information to comply with IFRSs. We expect to publish full financial statements that comply with IFRSs in April 2009.

The annual financial statements of CSR plc are prepared in accordance with IFRSs as adopted by the European Union. The financial statements for the 53 weeks ended 2 January 2009 were approved by the directors on 9 February 2009. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial information for the quarters Q4 2008, Q3 2008 and Q4 2007 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q4 2008	14 weeks	27 September 2008 to 2 January 2009
Q3 2008	13 weeks	28 June 2008 to 26 September 2008
Q4 2007	13 weeks	29 September 2007 to 28 December 2007
2008	53 weeks	29 December 2007 to 2 January 2009
2007	52 weeks	30 December 2006 to 28 December 2007

2.	Going Concern

The financial statements have been prepared on the going concern basis.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and financial statements.

3.	(Loss) earnings per ordinary share

The calculation of earnings per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
Q4 2008	128,125,891	129,563,892
Q3 2008	128,062,867	130,083,613
Q4 2007	130,515,382	135,649,445
2008	128,617,601	130,610,753
2007	130,690,101	135,596,821

3.	Earnings per ordinary share (continued)

	Q4 2008	Q3 2008	Q4 2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Earnings	$’000	$’000	$’000	$’000	$’000

Underlying profit for the period	6,135	24,542	37,206	56,644	128,209
Patent dispute settlement, net of tax	-	-	-	-	(10,500)
Impairment of assets, net of tax	-	-	-	(48,376)	-
Deferred tax adjustment to goodwill	(978)	-	(279)	(978)	(279)
Restructuring, net of tax	(10,328)	-	-	(10,328)	-
Amortisation of acquired intangibles, net of tax	(863)	(863)	(1,184)	(3,901)	(4,626)

(Loss) profit for the period	(6,034)	23,679	35,743	(6,939)	112,804
	__________	__________	__________	__________	__________

Earnings (loss) per share
	Q4 2008	Q3 2008	Q4 2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$	$	$	$	$
Basic	(0.05)	0.18	0.27	(0.05)	0.86

Underlying diluted	0.05	0.19	0.27	0.43	0.94
Patent dispute settlement	-	-	-	-	(0.08)
Impairment of assets	-	-	-	(0.37)	-
Deferred tax adjustment to goodwill	(0.01)	-	-	-	-
Restructuring	(0.08)	-	-	(0.08)	-
Amortisation of intangibles	(0.01)	(0.01)	(0.01)	(0.03)	(0.03)

Diluted	(0.05)	0.18	0.26	(0.05)	0.83

4.	Changes in share capital

106,669 Ordinary Shares were issued from employee option exercises in Q4 2008. Consideration was $40,387 at a premium of $40,226.

5.      Reconciliation of operating (loss) profit to net cash from operating activities

	Q4 2008	Q3 2008	Q4 2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000
Operating (loss) profit	(14,953)	30,901	47,446	(8,515)	150,098

Adjustments for:
Amortisation of intangible assets	(1,110)	3,258	4,496	10,468	17,036
Depreciation of property, plant and equipment	5,725	4,871	4,981	20,135	17,427
Impairment of assets	-	-	-	52,918	-
Loss on disposal of property, plant and equipment	664	58	102	731	168
Deferred tax adjustment to goodwill	978	-	279	978	279
Share related charge	2,802	2,189	2,819	7,586	9,275
Increase (decrease) in provisions	3,620	(96)	(873)	3,789	(1,814)
	__________	__________	__________	__________	__________
Operating cash flows before movements in working capital	(2,274)	41,181	59,250	88,090	192,469

Decrease in inventories	14,526	11,533	25,781	11,055	29,319
Decrease (increase) in receivables	44,395	(6,893)	12,037	17,253	8,173
(Decrease) increase in payables	(20,550)	(18,091)	(43,378)	(20,063)	22,394
	__________	__________	__________	__________	__________
Cash generated by operations	36,097	27,730	53,690	96,335	252,355

Foreign tax paid	(240)	(329)	(318)	(1,290)	(1,117)
Corporation tax paid	(1,823)	(9,820)	(7,998)	(28,738)	(28,702)
Interest paid	(43)	(136)	(43)	(326)	(358)
R&D tax credit received	-	-	-	320	-
	__________	__________	__________	__________	__________
Net cash from operating activities	33,991	17,445	45,331	66,301	222,178
	__________	__________	__________	__________	__________

6.	Segmental reporting

The Group’s reportable segments under IFRS 8 Operating Segments for the 53 weeks ended 2 January 2009 were as follows:

Cellular	Mobile phones, headsets and audio-related
Non Cellular	PC, Automotive and Consumer applications

The Group has identified business segments based on internal reporting within the Group and have chosen to aggregate those business segments which meet the aggregation criteria specified in IFRS 8 for disclosure as reportable segments.

Segment revenues and results

The following is an analysis of the Group’s revenue and results by reportable segment in the 53 weeks ended 2 January 2009:

	Cellular	Non Cellular	Unallocated	Consolidated
	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	552,750	142,115	-	694,865
	__________	__________	__________	__________
Result
Underlying operating profit*	53,761	11,483	-	65,244
	__________	__________	__________	__________
Operating (loss) profit / segment result	(14,901)	9,643	(3,257)	(8,515)
	__________	__________	__________	__________
Investment income	-	-	6,139	6,139
Finance costs	-	-	(4,075)	(4,075)
	__________	__________	__________	__________
(Loss) profit before tax	(14,901)	9,643	(1,193)	(6,451)
	__________	__________	__________	__________

*Underlying operating profit excludes amortisation of acquired intangible assets ($5.3 million in Cellular and $0.1 million in Non Cellular), the non cash impairment charge of $52.9 million, the restructuring charge of $14.4 million and the adjustment to goodwill of $1.0 million as a result of the recognition of tax losses.

Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer and Board of Directors.

The accounting policies for the reportable segments are the same as the Group’s accounting policies. The segment result represents operating (loss) profit earned by each segment without allocation of the $3.3 million hedge ineffectiveness as a result of the restructuring. Costs are allocated to segments based on levels of R&D and marketing activity in the period. This is the measure reported to the Group’s Chief Executive Officer and Board of Directors for the purposes of resource allocation and assessment of segment performance.

6.	Segmental reporting (continued)

Segment revenues and results (continued)

The following is an analysis of the Group’s revenues and results by reportable segment in the 52 weeks ended 28 December 2007:

	Cellular	Non Cellular	Unallocated	Consolidated
	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	660,594	188,028	-	848,622
	__________	__________	__________	__________
Result
Underlying operating profit*	118,674	53,312	-	171,986
	__________	__________	__________	__________
Operating profit / segment result	112,043	53,055	(15,000)	150,098
	__________	__________	__________	__________
Investment income	-	-	7,938	7,938
Finance costs	-	-	(2,437)	(2,437)
	__________	__________	__________	__________
Profit before tax	112,043	53,055	(9,499)	155,599
	__________	__________	__________	__________

*Underlying operating profit excludes amortisation of acquired intangible assets ($6.4 million in Cellular and $0.2 million in Non Cellular), the patent dispute settlement and the adjustment to goodwill of $0.3 million as a result of the recognition of tax losses.

The accounting policies for the reportable segments are the same as the Group’s accounting policies. The segment result represents operating profit earned by each segment without allocation of the $15.0 million patent dispute settlement. Costs are allocated to segments based on levels of R&D and marketing activity in the period. This is the measure reported to the Group’s Chief Executive Officer and Board of Directors for the purposes of resource allocation and assessment of segment performance.

Segment assets

	2 January 2009	28 December 2007
	$’000	$’000
Cellular	267,374	362,483
Non Cellular	39,362	38,688
	__________	__________
Total segment assets	306,736	401,171

Deferred tax asset	6,481	7,021
Cash flow hedges	-	696
Other receivables	16,566	15,566
Treasury deposits	81,000	52,065
Cash and cash equivalents	180,898	193,311
	__________	__________
Total assets	591,681	669,830
	__________	__________

6.	Segmental reporting (continued)

Segment assets (continued)

Assets allocated to reportable segments are goodwill, property, plant and equipment, intangible assets, trade receivables and inventory. All other assets are unallocated. Assets are allocated to the segment which has responsibility for their control.

Goodwill has been allocated to reportable segments as described below:

		$’000	$’000
Reportable segment	Cash Generating Unit	2 January 2009	28 December 2007
Cellular	Mobile Handsets	91,835	129,441
	Mobile Headsets	5,795	5,906

Non Cellular	Automotive	8,692	8,860
		_________	_________
		106,322	144,207
		_________	_________

No information is provided on segment liabilities as this measure is not provided to the chief operating decision maker.

7.	Impairment of assets

During Q1 2008, a non-cash impairment charge of $52.9 million was recorded.  This resulted from the decision to discontinue investment in UbiNetics’ protocol software development programme following the recommendations of the operational assessment.

The impairment is charged to selling, general and administrative expenses in the consolidated income statement and includes $36.9 million in relation to goodwill arising on the acquisition of UbiNetics (VPT) Limited, $9.6 million for acquisition related intangible assets and $6.4 million for certain tangible and intangible fixed assets which are no longer required for ongoing development activities.

8.	Restructuring

In October 2008, CSR plc announced a restructuring program, with the aim of reducing ongoing operating expenses by $20 million in 2009. This has been successfully completed, and is now expected to deliver savings of $25million. A one time restructuring charge of $14.4 million was recorded, including $5.6 million of severance, $3.3 million of currency hedging charges (due to the reduction in sterling requirements in 2009) and $3.9 million of onerous lease charges for buildings being vacated as part of the restructuring.

About CSR

CSR is a leading global provider of wireless voice and data communications focussing on the Connectivity Centre and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio and microcontroller elements.

CSR’s customers include industry leaders such as Audi, Ford, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with SiRF Acquisition Sub, Inc. , a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond our control. Those factors include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing our GPS-based location technology and CSR’s bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of SiRF, CSR and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of SiRF, CSR and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of SiRF, CSR and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of the intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC.

In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger transaction. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at (http://www.csr.com/home.php), and information about their ownership of SiRF’s common stock is available on its website. Information about SiRF’s directors and executive officers and other persons who may be participants in the solicitation of proxies from SiRF’s stockholders is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 31, 2007 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July, 3 2008.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR concerning the proposed merger and other future events and their potential effects on CSR, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of CSR management, are not guarantees of future results and are subject to a significant number of risks and uncertainties, and actual results may differ materially from the results anticipated in these forward looking statements. Those risks and uncertainties include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the proposed merger does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing SiRF’s GPS-based location technology and CSR’s Bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of CSR, SiRF and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, SiRF and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, SiRF and the combined company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the SEC, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC. The forward-looking statements in this communication are qualified by the risk factors set forth in those documents. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and SiRF. In connection with the proposed merger, CSR intends to file with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders of SiRF. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH, United Kingdom, Attention: Investor Relations (Will Gardiner, Scott Richardson Brown or Brett Gladden), +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.

PARTICIPANTS IN SOLICITATION

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the proposed merger. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at (http://www.CSR.com/home.php). None of CSR’s directors and executive officers holds any direct or indirect interests in SiRF. Information about SiRF’s directors and executive officers and their ownership of SiRF’s common stock is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 31, 2007 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July 3, 2008. Stockholders may obtain additional information regarding the interests of SiRF and its directors and executive officers and CSR and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger, when filed with the SEC.